UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42362

STAR FASHION CULTURE HOLDINGS LIMITED

(Registrant’s Name)

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Agreement

On September 25, 2026, Star Fashion Culture Holdings Limited (the “Company”) entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of up to 12,000,000 Class A ordinary shares, par value $0.0004 per share (the “Class A Ordinary Shares”), at the price of $0.80 per Class A Ordinary Share. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties.

The Class A Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-298981, “Form F-1”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2026. The Form F-1 was declared effective on September 24, 2026.

The Company engaged Kingswood Capital Partners, LLC (“Kingswood”) as the placement agent (the “Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated September 25, 2026, by and between the Company and the Placement Agent. The Company agreed to pay Kingswood a cash fee equal to 6.5% of the gross proceeds raised in the Offering and reimburse the Placement Agent for certain expenses (including a non-accountable expense of 0.6% of the gross proceeds of the Offering). The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Company intends to use the net proceeds of this Offering for developing its online marketing services and for general administration and working capital.

The foregoing descriptions of the Placement Agency Agreement and the Securities Purchase Agreement are qualified in their entirety by reference to the Placement Agency Agreement and the form of Securities Purchase Agreement, which are attached hereto as Exhibits 10.1 and 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”) and are incorporated herein in their entirety by reference.

On September 25, 2026, the Company issued a press release announcing the pricing of the Offering, a copy of which is furnished as Exhibit 99.1 hereto.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the SEC. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

Nasdaq Home Country Practice

As a company incorporated in the Cayman Islands and listed on the Nasdaq Capital Market (“Nasdaq”), the Company is subject to the Nasdaq corporate governance requirements. Under Nasdaq Listing Rule 5615(a)(3), a foreign private issuer may generally follow its home country corporate governance practices in lieu of certain Nasdaq requirements.

In connection with the Offering, the Company elected to rely on the home country practices exemption available to foreign private issuers under the Nasdaq Rules in lieu of complying with certain Nasdaq shareholder approval requirements that may otherwise be applicable to the Offering.

A copy of the home country practices letter issued by the Company’s Cayman Islands legal counsel, Ogier, is attached hereto as Exhibit 99.2.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Placement Agency Agreement
10.2	Form of Securities Purchase Agreement
99.1	Press Release, dated September 25, 2026
99.2	Home Country Exemption Letter from Ogier dated September 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Fashion Culture Holdings Limited

Date: September 25, 2026	By:	/s/ Liu Xiaohua
	Name:	Liu Xiaohua
	Title:	Chief Executive Officer and Director

2